EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS



Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk

7 December 2006

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed a copy of an announcement made on 7 December following the acquisition of SC Fino Capital SRL. This is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Acquisition(s) <MSY.L>
Released: 07/12/2006

FOR IMMEDIATE RELEASE
7 DECEMBER 2006

Misys plc

Misys Banking Systems acquires S.C Fino Capital SRL to strengthen development resources for Misys Summit product family

Misys plc, the global software and solutions provider, today (7 December 2006) announces that Misys Banking Systems has acquired S.C. Fino Capital SRL, a Romanian financial software development services business that will increase its development capabilities in the treasury and capital markets arena.

With Fino, Misys is acquiring management and employees who provide specialist development services for the financial services industry. The team has grown rapidly and has built significant domain, industry and technical expertise in the OTC derivatives arena and specifically in the Misys Summit product range. Capabilities encompass financial software design, development, maintenance, testing, quality assurance and support, with solutions provided for all parts of the financial institution, from front-office trading, through middle-office risk management, to back-office accounting, operations and documentation.

Ed Ho, CEO Treasury & Capital Markets, Misys Banking Systems, comments, "This acquisition will significantly enhance our development capabilities, accelerating and broadening the delivery of our product roadmap to clients. With a rapidly growing customer base and increased functional requirements, this is the number one priority for our business and we are very excited by the opportunities that this team will bring Misys and our customers."

The Misys Summit portfolio of products, including Summit, Summit FT and Summit MUST, is part of the Misys Treasury & Capital Markets product family, which is the largest set of products in the industry focused specifically on the capital markets. They are a proven, award-winning set of multi-asset class solutions for treasury and capital market innovators. Sophisticated trader tools and risk management combine with rules-based workflow and real-time trade processing to deliver the right information to the right people, at the right time. Recently Misys Summit has received much industry recognition:

* Misys Summit MUST was integral to Misys Banking Systems winning "Technology Company of the Year, Asia" from Structured Products Magazine

* Misys Summit achieved first place in two of the categories in Risk Magazine's Annual Technology Rankings.

The gross asset value of S.C. Fino Capital SRL at acquisition was US$18,500. It has 67 employees.

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ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES
Susan Cottam

Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807 721

Email: susan.cottam@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth

understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

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